SMSA Katy Acquisition Corp.
174 FM 1830
Argyle, Texas  76226
(972) 233-0300 (telephone)
(940) 455-7337 (fax)

October 18, 2010

Mr. Duc Dang
Attorney – Advisor
United States Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.W.
Washington, DC 20549

Re:	SMSA Katy Acquisition Corp.
Registration Statement on Form 10
Filed August 25, 2010
File No. 0-54092

Dear Mr. Dang:

SMSA Katy Acquisition Corp. (the “Company”), hereby requests the withdrawal of its Registration Statement on Form 10, SEC File No. 0-54092.  If the Staff has any questions or comments, please call our legal counsel, Richard B. Goodner at 214-587-0653.

Yours very truly,

/s/ Timothy P. Halter

Timothy P. Halter
President, Chief Executive Officer
and Chief Financial Officer